PAVR SOLUTIONS, LLC

FINANCIAL STATEMENT FOR THE PERIOD ENDED JULY 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheet 3

Statement of Income 4

Statement of Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Pavr Solutions, LLC
Louisville, Kentucky

We have reviewed the accompanying financial statements of Pavr Solutions, LLC, which comprise the balance sheet as of July 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
September 4, 2020

PAVR SOLUTIONS, LLC
BALANCE SHEET
JULY 31, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	-
TOTAL CURRENT ASSETS		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	-
TOTAL LIABILITIES		-

MEMBERS' EQUITY

Members' equity		-
TOTAL MEMBERS' EQUITY		-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	-

See independent accountant's review report and accompanying notes to financial statements.

PAVR SOLUTIONS, LLC
STATEMENTS OF INCOME
JULY 31, 2020

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Legal and professional fees		3,666
Office supplies		1,388
Rent expense		150
Training and education		200
TOTAL OPERATING EXPENSES		5,404
NET OPERATING INCOME		(5,404)
NET INCOME (LOSS)	$	(5,404)

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

PAVR SOLUTIONS, LLC
STATEMENT OF EQUITY
JULY 31, 2020

	Members' Equity
BEGINNING BALANCE, JANUARY 14, 2020 (INCEPTION)	$ -
Contributions	5,404
Distributions	-
Net income	(5,404)
ENDING BALANCE, JULY 31, 2020	$ -

See independent accountant's review report and accompanying notes to financial statements.

- 5 -

PAVR SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
JULY 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(5,404)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense		-
(Increase) decrease in assets:		
Accounts receivable		-
CASH USED FOR OPERATING ACTIVITIES		(5,404)

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions of captial		5,404
CASH PROVIDED BY FINANCING ACTIVITIES		5,404
NET INCREASE (DECREASE) IN CASH		-
CASH AT INCEPTION		-
CASH AT END OF YEAR	$	-

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Pavr Solutions, LLC (the "Company") was incorporated in the State of Kentucky on January 14, 2020. The Company is doing business as Pav*r. The Company makes your Google calendar better. The Company developed an add-in that allows users to label their emails, export their calendar and allows users to add more details (additional fields) to calendar events.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of July 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Income Taxes
The Company is treated as a single member LLC for federal income tax purposes. The Company's earnings (losses) are included on the members' personal income tax return and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of July 31, 2020, the Company has not yet recorded revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

1. **Summary of Significant Accounting Policies (continued)**

   New Accounting Pronouncements
   There are no recent accounting pronouncements that are expected to have a material impact on the Company's current financial statements or current financial position.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Subsequent Events**

   The Company has evaluated subsequent events through September 4, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.